Clifford L. Neuman, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

July 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Greg Belliston, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 6010
Washington, D.C. 20549

  Re:
  Ceragenix Pharmaceuticals, Inc., f/k/a OnSource Corporation
  Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
  File No. 333-125967

Dear Mr. Belliston:

        On behalf of Ceragenix Pharmaceuticals, Inc., f/k/a OnSource Corporation (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 1 to Form SB-2 Registration Statement.

        I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

        In response to the sole comment of the Commission dated June 28, 2005, please note that we have revised the signature page of the Registration Statement to clearly identify the principal executive officer, principal financial officer and principal accounting officer of the Company.

        Further, please note that the only additional changes to the Registration Statement contained in this Amendment reflect a change of name of the Company to "Ceragenix Pharmaceuticals, Inc." which was effective on June 27, 2005.

        Please let me know if you have further comments or questions.

Sincerely,
/s/ CLIFFORD L. NEUMAN
Clifford L. Neuman
cc:
Mr. Steven S. Porter
Mr. Jeffrey Sperber